UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sierra Lake Acquisition Corp.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

826332108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 826332108

1	NAME OF REPORTING PERSONS Sierra Lake Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 5,625,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,625,000(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) OO

CUSIP No. 826332108

1	NAME OF REPORTING PERSONS Charles Alutto
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 5,625,000(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 5,625,000(1)(2)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,625,000(1)(2)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES See footnote (2) below. ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15%(1)(2)(3)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

See Item 4. These are the Issuer’s shares of Class B common stock, which will automatically convert into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253479) (the “Registration Statement”). Charles Alutto is the managing member of Sierra Lake Sponsor LLC (the “Sponsor”). Consequently, Charles Alutto may be deemed the beneficial owner of the shares held by the Sponsor and has voting and dispositive control over such securities. As contemplated in connection with the initial public offering of the Issuer, 1,125,000 shares of Class B common stock of the Issuer were forfeited by the Sponsor to the Issuer for no consideration and cancelled because the underwriters of the Issuer’s initial public offering did not exercise their over-allotment option as described in the Registration Statement.

(2)	Excludes 6,500,000 shares which may be purchased by exercising warrants that are not presently exercisable.

(3)

Based on 30,000,000 shares of Class A common stock issued and outstanding as of September 30, 2021 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 (the “Form 10-Q”) and assuming the conversion of all the shares of Class B common stock held by the Sponsor. Subsequent to the filing of the Form 10-Q, 1,125,000 shares of Class B common stock of the Issuer were forfeited by the Sponsor to the Issuer for no consideration and cancelled because the underwriters of the Issuer’s initial public offering did not exercise their over-allotment option as described in the Registration Statement.

Item 1(a).	Name of Issuer

Sierra Lake Acquisition Corporation (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

625 West Adams Street Chicago, IL 60661

Item 2(a).	Names of Persons Filing

Sierra Lake Sponsor LLC and Charles Alutto (collectively, the “Reporting Persons”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

625 West Adams Street Chicago, IL 60661

Item 2(c).	Citizenship

Sierra Lake Sponsor LLC is a limited liability company formed in Delaware. Charles Alutto is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A common stock, $0.0001 par value per share.

The shares of Class A common stock are the class of common stock of the Issuer registered pursuant to the Act. The Reporting Persons own shares of Class B common stock. The shares of Class B common stock will automatically convert into shares of Class A common stock at the time of the Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis, subject to certain adjustments. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the shares of Class B common stock shall convert into shares of Class A common stock will be adjusted (unless the holders of a majority of the outstanding shares of Class B common stock agree to waive such adjustment with respect to any such issuance or deemed issuance) so that the number of shares of Class A common stock issuable upon conversion of all shares of Class B common stock will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all shares of common stock outstanding upon the completion of the IPO plus all shares of Class A common stock and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any shares or equity-linked securities issued, or to be issued, to any seller in the Business Combination and any private placement-equivalent warrants issued to Sierra Lake Sponsor LLC or its affiliates upon conversion of loans made to the Issuer).

Item 2(e).	CUSIP Number

826332108

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(e).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(f).

☐	(g) A Parent Holding Company or control person in accordance with Rule 13d 1(b)(1)(ii)(g).

☐	(h) A Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A Church Plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) Group, in accordance with Rule 13d-1 (b)(1)(ii)(j).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2021, the Reporting Persons may be deemed to beneficially own 5,625,000 of the Issuer’s shares of Class B common stock, representing 15% of the total shares of Class A common stock issued and outstanding and assuming the conversion of all the shares of Class B common stock of the Reporting Persons. The shares of Class B common stock are automatically convertible into the Issuer’s shares of Class A common stock at the time of the Issuer’s initial business combination on a one-for-one basis, subject to adjustment, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-253479).

The percentage of the shares of Class B common stock held by the Reporting Persons is based on 30,000,000 shares of Class A common stock issued and outstanding as of September 30, 2021 as reported in the Issuer’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on November 17, 2021 and assuming the conversion of all the shares of Class B common stock held by Sierra Lake Sponsor LLC.

Charles Alutto is the managing member of Sierra Lake Sponsor LLC. Consequently, Charles Alutto may be deemed the beneficial owner of the shares held by Sierra Lake Sponsor LLC and has voting and dispositive control over such securities.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2022

Sierra Lake Sponsor LLC,
a Delaware limited liability company

By:	/s/ Charles Alutto
Name: Charles Alutto
Title: Managing Member

/s/ Charles Alutto
Charles Alutto

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement, dated as of February 14, 2022 by and among Sierra Lake Sponsor LLC and Charles Alutto